SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              -------------

                               SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULE 13D-1 AND 13D-2
                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          EXPRESS SCRIPTS, INC.
                          ---------------------
                             (NAME OF ISSUER)

              CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
              ----------------------------------------------
                      (TITLE OF CLASS OF SECURITIES)


                               302182 10 0
                              -------------
                              (CUSIP NUMBER)

                               ------------


                               Schedule 13G


  CUSIP No. 302182 10 0


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 (1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      New York Life Insurance Company
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 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) ( )
                                                             (b) ( )
 ---------------------------------------------------------------------------
 (3)  SEC USE ONLY
 ---------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

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                           (5)  SOLE VOTING POWER
                                7,510,000
         NUMBER OF      ---------------------------------------------------
          SHARES           (6)  SHARED VOTING POWER
       BENEFICIALLY             None
         OWNED BY       ---------------------------------------------------
      EACH REPORTING       (7)  SOLE DISPOSITIVE POWER
          PERSON                7,510,000
          WITH          ---------------------------------------------------
                           (8)  SHARED DISPOSITIVE POWER
                                None
---------------------------------------------------------------------------
 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,510,000
---------------------------------------------------------------------------
 (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                          ( )
---------------------------------------------------------------------------
 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.9%
---------------------------------------------------------------------------
 (12) TYPE OF REPORTING PERSON

      IC
---------------------------------------------------------------------------




                              Schedule 13G


  CUSIP No. 302182 10 0

 ---------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      NYLIFE Inc.
 ---------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) ( )
                                                             (b) ( )
 ---------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ---------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
 ---------------------------------------------------------------------------

                          (5)  SOLE VOTING POWER
                                7,510,000
         NUMBER OF      ---------------------------------------------------
          SHARES           (6)  SHARED VOTING POWER
       BENEFICIALLY             None
         OWNED BY       ---------------------------------------------------
      EACH REPORTING       (7)  SOLE DISPOSITIVE POWER
          PERSON                7,510,000
          WITH          ---------------------------------------------------
                           (8)  SHARED DISPOSITIVE POWER
                                None

 ---------------------------------------------------------------------------
 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,510,000
 ---------------------------------------------------------------------------
 (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                        ( )
 ---------------------------------------------------------------------------
 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.9%
 ---------------------------------------------------------------------------
 (12) TYPE OF REPORTING PERSON

      CO
 ---------------------------------------------------------------------------


                              Schedule 13G


  CUSIP No. 302182 10 0

 ---------------------------------------------------------------------------

 (1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      NYLIFE Healthcare Management, Inc.
 ---------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) ( )
                                                             (b) ( )
 ---------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ---------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
 ---------------------------------------------------------------------------
                            (5)  SOLE VOTING POWER
                                7,510,000
         NUMBER OF      ---------------------------------------------------
          SHARES           (6)  SHARED VOTING POWER
       BENEFICIALLY             None
         OWNED BY       ---------------------------------------------------
      EACH REPORTING       (7)  SOLE DISPOSITIVE POWER
          PERSON                7,510,000
          WITH          ---------------------------------------------------
                           (8)  SHARED DISPOSITIVE POWER
                                None
 ---------------------------------------------------------------------------

 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,510,000
 ---------------------------------------------------------------------------
 (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES                                                      ( )
 ---------------------------------------------------------------------------
 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.9%
 ---------------------------------------------------------------------------
 (12) TYPE OF REPORTING PERSON

      CO
 ---------------------------------------------------------------------------


 ITEM 1(A). NAME OF ISSUER:

            Express Scripts, Inc.

 ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            14000 Riverport Drive
            Maryland Heights, MO 63043

 ITEM 2(A). NAME OF PERSON FILING:

            New York Life Insurance Company ("New York Life"); its wholly owned subsidiary, NYLIFE, Inc. ("NYLIFE"); and NYLIFE's wholly owned subsidiary, NYLIFE Healthcare Management, Inc. ("Healthcare").

 ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

            51 Madison Avenue
            New York, NY  10010

 ITEM 2(C). CITIZENSHIP:

            New York Life is a New York mutual insurance company; NYLIFE is a New York corporation; and Healthcare is a Delaware corporation.

 ITEM 2(D). TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $.01 per share

 ITEM 2(E). CUSIP NUMBER:

            302182 10 0

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           (a) ( ) Broker or dealer registered under Section 15 of the Act,

           (b) ( )   Bank as defined in Section 3(a)(6) of the Act,

           (c) ( ) Insurance Company as defined under Section 3(a)(19) of the Act,

           (d) ( ) Investment Company registered under Section 8 of the Investment Company Act,

           (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           (g) ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

           (h) ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

 ITEM 4.   OWNERSHIP.(1)

           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

           (a)  Amount beneficially owned as of December 31, 1997:

                7,510,000

           (b)  Percent of Class:

                44.9%

           (c)  Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote:
                     7,510,000

               (ii)  Shared power to vote or to direct the vote:
                     Not Applicable

               (iii) Sole power to dispose or to direct the
                     disposition of:  7,510,000

              -----------------------

               (1) Healthcare is the beneficial owner of 7,510,000 shares (the "Shares") of Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock"). Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a share-for-share basis at any time at the option of the holder. As a result, upon conversion to shares of Class A Common Stock, the shares of Class B Common Stock owned by Healthcare would represent approximately 44.9% of the outstanding shares of Class A Common Stock. NYLIFE owns all of the out-standing capital stock of Healthcare and, as a result, may be deemed the beneficial owner of the Shares. New York Life owns all of the outstanding capital stock of NYLIFE and, as a result, may be deemed the beneficial owner of the Shares. This statement is being filed pursu-ant to Rule 13d-1(d), as in effect on February 17, 1998.

                 (iv)     Shared power to dispose or to direct
                          disposition of:  Not Applicable

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

           Not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

 ITEM 10.  CERTIFICATION.

           Not applicable.


                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NEW YORK LIFE INSURANCE COMPANY


                                By: /s/ Howard I. Atkins
                                    -------------------------------
                                    Name:  Howard I. Atkins
                                    Title: Executive Vice President


 Dated:  February 17, 1998



                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NYLIFE INC.


                                By: /s/ George J. Trapp
                                    -------------------------------
                                    Name:  George J. Trapp
                                    Title: Vice President


 Dated:  February 17, 1998



                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NYLIFE HEALTHCARE MANAGEMENT, INC.


                                By: /s/ Howard I. Atkins
                                    -------------------------------
                                    Name:  Howard I. Atkins
                                    Title: Senior Vice President


 Dated:  February 17, 1998